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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-20735


(CHECK ONE):  /X/ Form 10-K and Form 10-KSB  / / Form 11-K
              / / Form 20-F / /Form 10-Q and Form 10-QSB  / / Form N-SAR

                 For Period Ended: September 30, 2001

                 /  / Transition Report on Form 10-K and Form 10-KSB

                 /  / Transition Report on Form 20-F

                 /  / Transition Report on Form 11-K

                 /  / Transition Report on Form 10-Q and Form 10-QSB

                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 -----------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION


Full Name of Registrant: Webhire, Inc.

Former Name if Applicable:
                          ----------------------------------------------------

Address of Principal Executive Office (Street and Number): 91 Hartwell Avenue

City, State and Zip Code: Lexington, Massachusetts 02421


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                                    PART II
                           RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    As a result of unforeseen delays in connection with the Registrant's annual financial statements, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and expense. The foregoing Report will be filed no later than the 15th calendar day following the prescribed due date for the Report.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
             Stephen D. Allison             (781)             869-5000
    ---------------------------------- ----------------- ---------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                         /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                          / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                WEBHIRE, INC.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  December 28, 2001                     By: /s/ Stephen D. Allison
                                                     -------------------------
                                                     Stephen D. Allison
                                                     Chief Financial Officer